As filed with the Securities and Exchange Commission on December 3, 1999
                               File No. __________

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB


          GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS
              ISSUERS Under Section 12(b) or (g) of The Securities
                              Exchange Act of 1934


                        Visual-Presentation Systems, Inc.
                 (Name of small business issuer in its charter)

               Delaware                                     75-2472364
 (State or other jurisdiction of                        (I.R.S. Employer
  incorporation or organization)                         Identification Number)






  16910 Dallas Parkway, Suite 100                            (972) 248-1922
          Dallas, TX 75248                                  Telephone Number
(Address of principal executive offices)

                                 Kevin B. Halter
                        16910 Dallas Parkway, Suite 100,
                                Dallas, TX 75248
             (Name, address and phone number for agent for service)

                                   Copies to:
                            Dominic M. Federico, Esq.
                         16910 Dallas Parkway, Suite 100
                               Dallas, Texas 75248
                                 (972) 248-1922


        Securities to be registered under Section 12(b) of the Act: none

           Securities to be registered under Section 12(g) of the Act:

                    Common Stock, $.00001 par value per share

                                     PART I

Item 1   DESCRIPTION OF BUSINESS

General

Visual-Presentation Systems, Inc. ("Company") is filing this Form 10-SB on a voluntary basis in order to make the company's financial information equally available to all parties, including potential investors, and to meet certain listing requirements for publicly traded securities.

History of the Company

The Company was incorporated on March 10, 1993 under the laws of the State of Delaware. The Company since inception through December 31, 1996 was in the business of marketing electronic imaging displays for office presentation purposes. The Company did not produce enough revenues to warrant the continuation of said business, and it ceased this business, liquidating its inventory and fully paying all of its liabilities. Since that time until the present period, the Company has not had any operations.

Commencing in the fourth quarter of 1999, the Management of the Company has decided to commence a new business operation, producing Special Event Shows ("Shows") open to the general public.

Industry Overview and Opportunity

There are over 38,000 Fairs, Festivals and other Public Events ("Events") that are hosted annually by various entities in the United States. These Events are generally conducted in enclosed buildings and are open to the public only a limited number of days. During these Event days, various exhibitors sell merchandise and services to the general public, who normally pay an admission price to visit these Shows.

The success of these Events depend on promotional advertising of the Events, satisfactory weather conditions and competition of possible other events in the same city. Producers of these Events receive their revenues from selling booth spaces to exhibitors and collecting admission fees from visitors to the Events. A well-organized Event that is appealing to the general public, can be a financially rewarding event for the Event producers.

Market Overview

The Company intends initially to conduct its Shows in the Metropolitan Dallas, Texas area and concentrate on Shows that it feels has the greatest public interest. The Company's first production will be the Dallas Food, Gift, Craft & Variety Show, to be held on Saturday and Sunday, May 6 & 7 at the Dallas Market Hall. The Company has carefully selected these dates to bring forth the greatest number of exhibitors and attendees before the summer vacation season begins and while the weather is usually very pleasant.

Competition

The competition for consumer attendance at various Events can be fierce. In the city of Dallas during dates booked for the Company's first Show, major league baseball, hockey and basketball can become a strong competitor for attendance. The production of Shows is highly competitive. The Company is in competition with entities that have greater financial resources and greater experience than the Company.

Environmental Matters

The Company is not aware of any environmental liability relating to its operations that would have a material adverse effect on the Company, its business, assets or results of operations.

Inflation

Inflation has not historically been a material effect on the Company's operations and is not expected to have a material impact on the Company or its operations in the future.


Item 2   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The Company for all practical purposes has not had any operations since December 31, 1996 when it discontinued its business of marketing electronic imaging displays. Since the Company currently has no substantial assets to conduct its new business operations, it will be reliant for the necessary funding from its parent, Halter Capital Corporation who has indicated that it will fund the entire production of the Company's first Show.

Item 3    DESCRIPTION OF PROPERTY

          The Company does not own any properties.


Item 4   SECURITY OWNERSHIP OF CERTAIN   BENEFICIAL OWNERS AND MANAGEMENT

         The following information table sets forth certain information regarding the Company's common stock ownership on December 1, 1999 by (1) any person (including any "group") who is known by the Company to own beneficially more than 5% of its outstanding Common Stock, (2) each director and executive officer, and (3) all executive officers and directors as a group.

Name and address                     Shares Owned               Percentage
--------------------------           ------------               ----------
Halter Capital Corporation             100,000                     100%
16910 Dallas Parkway
Suite 100
Dallas, TX 75248


Item 5   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The directors and officers of the Company are listed below with information about their respective backgrounds.

Name                         Age           Position
----                         ---           --------

Kevin B. Halter              64            Chairman, President,  CEO & Director
Kevin B. Halter, Jr.         39            Secretary, Treasurer & Director

Kevin B. Halter has served as Chairman, President, CEO and a director of the Company since its inception. Mr. Halter has served as Chairman of the Board, President and Chief Executive Officer of Halter Capital Corporation, a privately held investment and consulting company, since 1987. Mr. Halter has served as Chairman of the Board and President of Millennia, Inc. and Chairman of the Board of Digital Communications Technology Corporation since 1994. Mr. Halter is the father of Kevin B. Halter, Jr.

Kevin B. Halter, Jr. has served as Secretary Treasurer and a Director of the Company since inception. Mr. Halter also serves as Vice President, Secretary and a Director of Halter Capital Corporation. He is the President of Securities Transfer Corporation, a stock transfer agency registered with the Securities and Exchange Commission, a position he has held since 1987. Mr. Halter has served as Vice President, Secretary and a director of Millennia, Inc. and Digital Communications Technology Corporation since 1994. He is the son of Kevin B. Halter.

Item 6   EXECUTIVE COMPENSATION

The Company currently pays no compensation to its officers and directors and has paid no compensation in any amount or of any kind to its executive officers or directors for the fiscal years ended December 31, 1997 and 1998.

Item 7   CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

None

Item 8   DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 10,000,000 shares of preferred stock with a par value of $0.00001 per share, and 10,000,000 shares of common stock with a par value of $0.00001 per share. The holders of common stock
(1) are entitled to one non-cumulative vote per share on all matters that the stockholders may vote on at meetings of stockholders; (2) do not have pre-emptive, subscription or conversion rights, and there are no redemption of sinking fund provisions applicable thereto; and (3) are entitled to share ratably in the assets of the Company, after the payment of all debts and liabilities, available for distribution to holders of common stock upon the liquidation, dissolution or winding up of affairs of the Company. The Company has no preferred stock, debentures, warrants, options or other instruments outstanding or that could be converted into common stock of the Company.

Holders of shares of the common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares ("majority shareholders", when voting for the election or directors, can elect all of the directors and, in such situations, the holders of the remaining shares will not be able to elect as the Company's directors anyone other than those candidates supported by the majority shareholders. Holders of shares of the common stock are entitled to receive dividends if and when declared by the Board of Directors out of funds legally available therefore.

                                     PART II

Item 1 MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER RELATED SHAREHOLDER MATTERS

As of the date of this filing, there is no public market for the Company's common stock. As of December 1, 1999 all 100,000 of the 100,000 shares issued and outstanding are deemed to be "restricted securities" as defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act.

In general, under Rule 144, any person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of thee then outstanding shares of common stock, or the average weekly trading volume during the four calendar weeks preceding such sales. Sales under Rule 144 are also subject to the requirements as to the manner of sale, notice and availability of current public information about the Company. In addition, restricted shares, which have been beneficially owned for at least two years and which are held by non-affiliates, may be sold free of any restrictions under Rule 144.

Dividend Policy

The Company has never paid or declared a cash dividend on its Common Stock. The Board of Directors does not intend to declare or pay cash dividends in the foreseeable future. It is the current policy to retain all earnings if any, to support future growth and expansion.

Item 2   LEGAL PROCEEDINGS

The Company is not a party to any pending litigation nor is it aware of any threatened legal proceedings.

Item 3   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None

Item 4   RECENT SALES OF UNREGISTERED SECURITIES

         None

Item 5   INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's bylaws provide that the Company will indemnify its directors and officers to the full extent authorized or permitted under Delaware law.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers and controlling persons of the Company, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is unenforceable.



                                    PART III

Item 1   INDEX TO EXHIBITS





Item 2            DESCRIPTION OF EXHIBITS



Exhibit
Number 27        Financial Data Schedule

                               VISUAL PRESENTATION
                                  SYSTEMS, INC.
                          (a wholly-owned subsidiary of
                           Halter Capital Corporation)

                              Financial Statements
                                       and
                                Auditor's Report

                                June 30, 1999 and
                           December 31, 1998 and 1997




















                               S. W. HATFIELD, CPA
                          certified public accountants

                      Use our past to assist your future sm

                        VISUAL PRESENTATION SYSTEMS, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)

                                    CONTENTS



                                                                         Page
                                                                         ----

Report of Independent Certified Public Accountants                        F-3

Financial Statements

   Balance Sheets as of June 30, 1999, December 31, 1998 and 1997         F-4

   Statements of Operations and Comprehensive Income
     for the six months ended June 30, 1999 and
     for the years ended December 31, 1998 and 1997                       F-5

   Statement of Changes in Stockholder's Equity
     for the six months ended June 30, 1999 and
     for the years ended December 31, 1998 and 1997                       F-6

   Statements of Cash Flows
     for the six months ended June 30, 1999 and
     for the years ended December 31, 1998 and 1997                       F-7

   Notes to Financial Statements                                          F-8

S. W. HATFIELD, CPA
certified public accountants

Member:    American Institute of Certified Public Accountants
               SEC Practice Section
               Information Technology Section
           Texas Society of Certified Public Accountants


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


Board of Directors and Stockholders
Visual Presentation Systems, Inc.

We have audited the accompanying balance sheets of Visual Presentation Systems, Inc. (a Delaware corporation and a wholly-owned subsidiary of Halter Capital Corporation) as of June 30, 1999, December 31, 1998 and 1997 and the related statements of operations and comprehensive income, changes in stockholders' equity and cash flows for the six months ended June 30, 1999 and for each of the years ended December 31, 1998 and 1997, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Visual Presentation Systems, Inc. as of June 30, 1999, December 31, 1998 and 1997, and the results of its operations and its cash flows for the six months ended June 30, 1999 and each of the years ended December 31, 1998 and 1997, respectively, in conformity with generally accepted accounting principles.




                                                      S. W. HATFIELD, CPA
Dallas, Texas
September 14, 1999






                      Use our past to assist your future sm

P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com



                        VISUAL PRESENTATION SYSTEMS, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)
                                 BALANCE SHEETS
                    June 30, 1999, December 31, 1998 and 1997


                                                               June 30,     December 31,   December 31,
                                                                  1999           1998           1997
                                                             ------------   ------------   ------------
                                     ASSETS
                                     ------
Current Assets
   Cash on hand and in bank                                  $         65   $         65   $        615
   Advances to parent company                                       1,500          1,500          1,000
                                                             ------------   ------------   ------------

Total Assets                                                 $      1,565   $      1,565   $      1,615
                                                             ============   ============   ============


                      LIABILITIES AND STOCKHOLDER'S EQUITY
                      ------------------------------------

Liabilities                                                  $         --   $         --   $         --
                                                             ------------   ------------   ------------


Commitments and Contingencies


Stockholder's Equity
   Preferred stock - $0.00001 par value
     10,000,000 shares authorized; none
     issued and outstanding                                            --             --             --
   Common stock - $0.00001 par value
     10,000,000 shares authorized
     100,000 issued and outstanding                                     1              1              1
   Additional paid-in capital                                         999            999            999
   Accumulated deficit                                                565            565            615
                                                             ------------   ------------   ------------

     Total stockholders' equity                                     1,565          1,565          1,615
                                                             ------------   ------------   ------------

Total Liabilities and Stockholder's Equity                   $      1,565   $      1,565   $      1,615
                                                             ============   ============   ============






The accompanying notes are an integral part of these financial statements.



                        VISUAL PRESENTATION SYSTEMS, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                       Six months ended June 30, 1999 and
                     Years ended December 31, 1998 and 1997


                                          Six months        Year           Year
                                             ended         ended          ended
                                            June 30,    December 31,   December 31,
                                              1999           1998           1997
                                         ------------   ------------   ------------
Revenues                                 $         --   $         --   $         --
                                         ------------   ------------   ------------

Expenses
   General and administrative expenses             --             50            286
                                         ------------   ------------   ------------

Net Loss                                           --            (50)          (286)

Other Comprehensive Income                         --             --             --
                                         ------------   ------------   ------------

Comprehensive Income                     $         --   $        (50)  $       (286)
                                         ============   ============   ============

Net loss per weighted-average
   share of common stock
   outstanding, calculated on
   Net Loss - basic and fully diluted             nil            nil            nil
                                                  ===            ===            ===

Weighted-average number of shares
   of common stock outstanding                100,000        100,000        100,000
                                         ============   ============   ============











The accompanying notes are an integral part of these financial statements.



                        VISUAL PRESENTATION SYSTEMS, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)
                  STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                       Six months ended June 30, 1999 and
                     Years ended December 31, 1998 and 1997



                                   Common Stock     Additional
                                -----------------     paid-in    Accumulated
                                 Shares    Amount     capital      deficit      Total
                                -------   -------   ----------   -----------   -------
Balances at January 1, 1997     100,000   $     1   $      999   $       901   $ 1,901

Net loss for the year                --        --           --          (286)     (286)
                                -------   -------   ----------   -----------   -------

Balances at December 31, 1997   100,000         1          999           615     1,615

Net loss for the year                --        --           --           (50)      (50)
                                -------   -------   ----------   -----------   -------

Balances at December 31, 1998   100,000         1          999           565     1,565

Net loss for the period              --        --           --            --        --
                                -------   -------   ----------   -----------   -------

Balances at June 30, 1999       100,000   $     1   $      999   $      (565)  $(1,565)
                                =======   =======   ==========   ===========   =======














The accompanying notes are an integral part of these financial statements.



                        VISUAL PRESENTATION SYSTEMS, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)
                            STATEMENTS OF CASH FLOWS
                       Six months ended June 30, 1999 and
                     Years ended December 31, 1998 and 1997

                                                Six months        Year           Year
                                                  ended          ended          ended
                                                 June 30,     December 31,   December 31
                                                    1999           1998           1997
                                               ------------   ------------   ------------
Cash Flows from Operating Activities
Net loss for the period                        $         --   $        (50)  $       (286)
Adjustments to reconcile net loss to
   net cash provided by operating activities             --             --             --
                                               ------------   ------------   ------------

   Net cash used in operating activities                 --            (50)          (286)
                                               ------------   ------------   ------------


Cash Flows from Investing Activities                     --             --             --
                                               ------------   ------------   ------------


Cash Flows from Financing Activities
   Cash advanced to parent                               --           (500)            --
                                               ------------   ------------   ------------

   Net cash used in financing activities                 --           (500)            --
                                               ------------   ------------   ------------

Decrease in Cash                                         --           (550)          (286)

Cash at beginning of period                              65            565            901
                                               ------------   ------------   ------------

Cash at end of period                          $         65   $         65   $        565
                                               ============   ============   ============

Supplemental Disclosure of
   Interest and Income Taxes Paid

     Interest paid for the period              $         --   $         --   $         --
                                               ============   ============   ============
     Income taxes paid for the period          $         --   $         --   $         --
                                               ============   ============   ============







The accompanying notes are an integral part of these financial statements.

                        VISUAL PRESENTATION SYSTEMS, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)

                          NOTES TO FINANCIAL STATEMENTS



NOTE A - Organization and Description of Business


The Company was incorporated on March 10, 1993 under the laws of the State of Delaware. The Company since inception through December 31, 1996 was in the business of marketing electronic imaging displays for office presentation purposes. The Company did not produce enough revenues to warrant the continuation of said business, and it ceased this business, liquidating its inventory and fully paying all of its liabilities. Since that time until the present period, the Company has not had any operations.

The Company is fully dependent upon its current management and/or significant stockholders to provide sufficient working capital to preserve the integrity of the corporate entity during this phase. It is the intent of management and significant stockholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity.

The Company has a year end of December 31 and follows the accrual method of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE B - Summary of Significant Accounting Policies

1.   Cash and cash equivalents
     -------------------------

     The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2.   Income taxes
     ------------

     The Company provides deferred income taxes, where material, based on the asset and liability method under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". At December 31, 1998 and 1997, respectively, the deferred tax asset and deferred tax liability accounts, consisting solely of temporary differences in accumulated depreciation, were not material to the financial statements and no valuation allowance was provided against deferred tax assets.

     The Company files its income tax returns as a component of its parent company's consolidated tax return. Accordingly, all net operating losses are offset against the tax liabilities of the Company's parent. No net operating loss carryforwards exist as of December 31, 1998 and 1997, respectively.

                        VISUAL PRESENTATION SYSTEMS, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED



NOTE B - Summary of Significant Accounting Policies - Continued

3.   Loss per share
     --------------

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of June 30, 1999, December 31, 1998 and 1997, the Company has no warrants and/or options issued and outstanding.


NOTE C - Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and notes payable, as applicable, approximates fair value due to the short term nature of these items and/or the current interest rates payable in relation to current market conditions.


NOTE D - Related Party Transactions

As of June 30, 1999, December 31, 1998 and 1997, respectively, the Company had advanced funds totaling $1,500, $1,500 and $1,000 to Halter Capital Corporation, the Company's parent. The advances are due upon demand and are non-interest bearing.

                        VISUAL PRESENTATION SYSTEMS, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)
                                 BALANCE SHEETS
                           September 30, 1999 and 1998

                                   (Unaudited)

                                                              1999     1998
                                                             ------   ------
                                     ASSETS
                                     ------
Current Assets
   Cash on hand and in bank                                  $   65   $   65
   Advances to parent company                                 1,500    1,500
                                                             ------   ------

Total Assets                                                 $1,565   $1,565
                                                             ======   ======


                      LIABILITIES AND STOCKHOLDER'S EQUITY
                      ------------------------------------

Liabilities                                                  $   --   $   --
                                                             ------   ------


Commitments and Contingencies


Stockholder's Equity
   Preferred stock - $0.00001 par value
     10,000,000 shares authorized; none
     issued and outstanding                                      --       --
   Common stock - $0.00001 par value
     10,000,000 shares authorized
     100,000 issued and outstanding                               1        1
   Additional paid-in capital                                   999      999
   Accumulated deficit                                          565      565
                                                             ------   ------

     Total stockholders' equity                               1,565    1,565
                                                             ------   ------

Total Liabilities and Stockholder's Equity                   $1,565   $1,565
                                                             ======   ======







The accompanying notes are an integral part of these financial statements.



                        VISUAL PRESENTATION SYSTEMS, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
             Nine and Three months ended September 30, 1999 and 1998

                                   (Unaudited)

                                          Nine months     Nine months    Three months    Three months
                                             ended           ended           ended           ended
                                         September 30,   September 30,   September 30,   September 30,
                                               1999            1998            1999            1998
                                         -------------   -------------   -------------   -------------

Revenues                                 $          --   $          --   $          --   $          --
                                         -------------   -------------   -------------   -------------

Expenses
   General and administrative expenses              --              50              --              --
                                         -------------   -------------   -------------   -------------

Net Loss                                            --             (50)             --              --

Other Comprehensive Income                          --              --              --              --
                                         -------------   -------------   -------------   -------------

Comprehensive Income                     $          --   $         (50)  $          --   $          --
                                         =============   =============   =============   =============

Net loss per weighted-average
   share of common stock
   outstanding, calculated on
   Net Loss - basic and fully diluted              nil             nil             nil             nil
                                                   ===             ===             ===             ===

Weighted-average number of shares
   of common stock outstanding                 100,000         100,000         100,000         100,000
                                         =============   =============   =============   =============







The accompanying notes are an integral part of these financial statements.

                        VISUAL PRESENTATION SYSTEMS, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)
                            STATEMENTS OF CASH FLOWS
                  Nine months ended September 30, 1999 and 1998

                                   (Unaudited)

                                                  Nine months     Nine months
                                                     ended           ended
                                                 September 30,   September 30,
                                                       1999            1998
                                                 -------------   -------------
Cash Flows from Operating Activities
   Net loss for the period                       $          --   $         (50)
   Adjustments to reconcile net loss to
     net cash provided by operating activities              --              --
                                                 -------------   -------------

   Net cash used in operating activities                    --             (50)
                                                 -------------   -------------


Cash Flows from Investing Activities                        --              --
                                                 -------------   -------------


Cash Flows from Financing Activities
   Cash advanced to parent                                  --            (500)
                                                 -------------   -------------

   Net cash used in financing activities                    --            (500)
                                                 -------------   -------------

Decrease in Cash                                            --            (550)

Cash at beginning of period                                 65             565
                                                 -------------   -------------

Cash at end of period                            $          65   $          65
                                                 =============   =============

Supplemental Disclosure of
   Interest and Income Taxes Paid
     Interest paid for the period                $          --   $          --
                                                 =============   =============
     Income taxes paid for the period            $          --   $          --
                                                 =============   =============








The accompanying notes are an integral part of these financial statements.

                        VISUAL PRESENTATION SYSTEMS, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)

                          NOTES TO FINANCIAL STATEMENTS


NOTE A - Organization and Description of Business

The Company was incorporated on March 10, 1993 under the laws of the State of Delaware. The Company since inception through December 31, 1996 was in the business of marketing electronic imaging displays for office presentation purposes. The Company did not produce enough revenues to warrant the continuation of said business, and it ceased this business, liquidating its inventory and fully paying all of its liabilities. Since that time until the present period, the Company has not had any operations.

The Company is fully dependent upon its current management and/or significant stockholders to provide sufficient working capital to preserve the integrity of the corporate entity during this phase. It is the intent of management and significant stockholders to provide sufficient working capital necessary to support and preserve the integrity of the corporate entity.

The Company has a year end of December 31 and follows the accrual method of accounting.

During interim periods, the Company follows the accounting policies set forth in its annual audited financial statements contained elsewhere in this document. The information presented herein does not include all disclosures required by generally accepted accounting principles and the users of financial information provided for interim periods should refer to the annual financial information and footnotes contained in its annual audited financial statements contained elsewhere in this document when reviewing the interim financial results presented herein.

In the opinion of management, the accompanying interim financial statements, prepared in accordance with the instructions for Form 10-QSB, are unaudited and contain all material adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, results of operations and cash flows of the Company for the respective interim periods presented. The current period results of operations are not necessarily indicative of results which ultimately will be reported for the full fiscal year ending December 31, 1999.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                        VISUAL PRESENTATION SYSTEMS, INC.
            (a wholly-owned subsidiary of Halter Capital Corporation)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE B - Summary of Significant Accounting Policies

1.   Cash and cash equivalents
     -------------------------

     The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

2.   Income taxes
     ------------

     The Company provides deferred income taxes, where material, based on the asset and liability method under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". At September 30, 1999 and 1998, respectively, the deferred tax asset and deferred tax liability accounts, consisting solely of temporary differences in accumulated depreciation, were not material to the financial statements and no valuation allowance was provided against deferred tax assets.

     The Company files its income tax returns as a component of its parent company's consolidated tax return. Accordingly, all net operating losses are offset against the tax liabilities of the Company's parent. No net operating loss carryforwards exist as of September 30, 1999 and 1998, respectively.

3.   Loss per share
     --------------

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of September 30, 1999 and 1998, the Company has no warrants and/or options issued and outstanding.


NOTE C - Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and notes payable, as applicable, approximates fair value due to the short term nature of these items and/or the current interest rates payable in relation to current market conditions.


NOTE D - Related Party Transactions

As of September 30, 1999 and 1998, respectively, the Company had advanced funds totaling $1,500 to Halter Capital Corporation, the Company's parent. The advances are due upon demand and are non-interest bearing.

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



Visual-Presentation Systems, Inc.


December 3, 1999                           By:  Kevin B. Halter
                                                --------------------------
                                                Kevin B. Halter, President














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